Filed by MeriStar Hotels & Resorts, Inc.
                                       pursuant to Rule 425 under the Securities
                                   Act of 1933 and deemed filed pursuant to Rule
                                14a-12 under the Securities Exchange Act of 1934
                                  Subject Company: Interstate Hotels Corporation
                                                    Commission File No.: 0-26805

[GRAPHIC OMITTED]
[LOGO - MERISTAR HOTELS & RESORTS, INC.]

                  LETTERHEAD OF MERISTAR HOTELS & RESORTS, INC.




May 15, 2002


Dear Shareholder:

Enclosed is a copy of MeriStar Hotels & Resorts' 2001 annual report, which describes how our company met the challenges of one of the most extraordinary years in our nation's history and one of the most challenging for our industry. Since we published this report, there have been several important new developments, and I'd like to take this opportunity to update you about them and provide you with greater detail.

On May 2, we announced that MeriStar Hotels & Resorts and Interstate Hotels Corporation, the nation's two largest independent hotel management companies, had signed a definitive agreement to merge, subject to approval by shareholders of both companies and appropriate regulatory review. As we explained in our press release, the combined company will be one of the largest independent hotel operators in the world, operating more than 86,000 rooms in 412 hotels, representing more than 30 franchise brands in North America and Europe. The new company will be named Interstate Hotels Corporation and will be based in Washington, D.C. I will continue in my role as chairman and chief executive officer, and John Emery will remain as president and chief operating officer. Tom Hewitt, Interstate's chairman and CEO, will serve on the combined company's board of directors. Further specifics about the transaction itself are available in the enclosed press release.

We will submit for review the appropriate documentation with the SEC and will await their response. Following their review and approval, we will send shareholders a proxy statement about the merger with notification and details of the special meeting to vote on the merger.

We are confident that this merger will once again prove the saying that the whole is greater than the sum of its parts. As one company, we will be able to offer a wide array of improved services and benefits, we will have greater financial strength, accelerated cost efficiencies and the size and strength to take advantage of a rebounding economy. We will be more than twice the size of our nearest competitor in terms of properties and three times the size in number of rooms. We believe this new, larger hotel management company has an extremely bright future, and we look forward to creating a stronger, more efficient operation that will enable us to generate superior returns for our shareholders.

Sincerely,

/s/ Paul W. Whetsell
------------------------------------
Paul W. Whetsell
Chairman and Chief Executive Officer

         THIS LETTER CONTAINS "FORWARD-LOOKING STATEMENTS," WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, ABOUT MERISTAR, INCLUDING THOSE STATEMENTS REGARDING FUTURE OPERATING RESULTS AND THE TIMING AND COMPOSITION OF REVENUES, AMONG OTHERS, AND STATEMENTS CONTAINING WORDS SUCH AS "EXPECTS," "BELIEVES" OR "WILL," WHICH INDICATE THAT THOSE STATEMENTS ARE FORWARD-LOOKING. EXCEPT FOR HISTORICAL INFORMATION, THE MATTERS DISCUSSED IN THIS PRESS RELEASE ARE FORWARD-LOOKING STATEMENTS THAT ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE THE ACTUAL RESULTS TO DIFFER MATERIALLY, INCLUDING THE CURRENT SLOWDOWN OF THE NATIONAL ECONOMY, ECONOMIC CONDITIONS GENERALLY AND THE REAL ESTATE MARKET SPECIFICALLY, THE IMPACT OF THE EVENTS OF SEPTEMBER 11, 2001, LEGISLATIVE AND REGULATORY CHANGES, AVAILABILITY OF DEBT AND EQUITY CAPITAL, INTEREST RATES, COMPETITION, SUPPLY AND DEMAND FOR LODGING FACILITIES IN OUR CURRENT AND PROPOSED MARKET AREAS AND THE POTENTIAL DE-LISTING OF MERISTAR BY THE NYSE. ADDITIONAL RISKS ARE DISCUSSED IN THE MERISTAR'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING THE MERISTAR'S ANNUAL REPORTS ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2001.

         THIS LETTER SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES NOR SHALL THERE BE ANY SALE OF ANY SECURITIES IN ANY STATE OR PROVINCE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER APPLICABLE SECURITIES LAWS. MERISTAR PLANS TO FILE A REGISTRATION STATEMENT ON FORM S-4 WITH THE SEC IN CONNECTION WITH THE MERGER TRANSACTION. THE FORM S-4 WILL CONTAIN A PROSPECTUS, A PROXY STATEMENT, AND OTHER DOCUMENTS FOR THE STOCKHOLDERS' MEETINGS OF MERISTAR AND INTERSTATE AT WHICH TIME THE PROPOSED TRANSACTION WILL BE CONSIDERED. MERISTAR AND INTERSTATE PLAN TO MAIL THE PROXY STATEMENT AND PROSPECTUS CONTAINED IN THE FORM S-4 TO THEIR RESPECTIVE STOCKHOLDERS. THE FORM S-4, PROXY STATEMENT AND PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT MERISTAR, INTERSTATE, THE MERGER AND RELATED MATTERS. INVESTORS AND STOCKHOLDERS SHOULD READ THE FORM S-4, PROXY STATEMENT AND PROSPECTUS AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER CAREFULLY BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE MERGER. A COPY OF THE MERGER AGREEMENT HAS BEEN FILED WITH THE SEC BY BOTH MERISTAR AND INTERSTATE. THE FORM S-4, PROXY STATEMENT AND PROSPECTUS, AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER TRANSACTION WILL BE AVAILABLE WHEN FILED FREE OF CHARGE AT THE SEC'S WEB SITE, AT WWW.SEC.GOV. IN ADDITION, THE PROXY STATEMENT AND PROSPECTUS, AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER WILL BE MADE AVAILABLE TO INVESTORS FREE OF CHARGE BY WRITING TO THE MERISTAR AND INTERSTATE CONTACT ADDRESSES SET FORTH IN THE ATTACHED PRESS RELEASE.

         IN ADDITION TO THE FORM S-4, THE PROXY STATEMENT, AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER, BOTH MERISTAR AND INTERSTATE ARE OBLIGATED TO FILE ANNUAL, QUARTERLY AND SPECIAL REPORTS, PROXY STATEMENTS AND OTHER INFORMATION WITH THE SEC. YOU MAY READ AND COPY ANY REPORTS, STATEMENTS AND OTHER INFORMATION FILED WITH THE SEC AT THE SEC'S PUBLIC REFERENCE ROOM AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549. PLEASE CALL THE SEC AT 1-800-SEC-0330 FOR FURTHER INFORMATION ON THE PUBLIC REFERENCE ROOM. FILINGS WITH THE SEC ALSO ARE AVAILABLE TO THE PUBLIC FROM COMMERCIAL DOCUMENT-RETRIEVAL SERVICES AND AT THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV.

         PURSUANT TO INSTRUCTION 3 OF ITEM 4 OF SCHEDULE 14A, THE PARTICIPANTS IN THE SOLICITATION INCLUDE MERISTAR, INTERSTATE, THEIR RESPECTIVE DIRECTORS, AND MAY INCLUDE CERTAIN EXECUTIVE OFFICERS OF EACH. INFORMATION CONCERNING THE MERISTAR DIRECTORS AND EXECUTIVE OFFICERS AND THEIR DIRECT AND INDIRECT INTERESTS IN MERISTAR IS CONTAINED IN ITS ANNUAL REPORT ON FORM 10-K/A FILED WITH THE SEC ON APRIL 30, 2002. INFORMATION CONCERNING THE INTERSTATE DIRECTORS AND EXECUTIVE OFFICERS AND THEIR DIRECT AND INDIRECT INTERESTS IN INTERSTATE IS CONTAINED IN ITS ANNUAL REPORT ON FORM 10-K/A FILED WITH THE SEC ON APRIL 19, 2002. THE IDENTITY OF THE PEOPLE WHO, UNDER SEC RULES, MAY BE CONSIDERED PARTICIPANTS IN THE SOLICITATION OF INTERSTATE AND MERISTAR STOCKHOLDERS IN CONNECTION WITH THE PROPOSED MERGER, AND A DESCRIPTION OF THEIR INTERESTS, IS AVAILABLE IN A SCHEDULE 14A FILED BY INTERSTATE AND A FILING UNDER RULE 425 UNDER THE SECURITIES ACT BY MERISTAR. AS OF THE DATE OF THIS COMMUNICATION, NONE OF THESE PARTICIPANTS BENEFICIALLY OWNED IN EXCESS OF 1% OF THE MERISTAR COMMON STOCK, EXCEPT PAUL W. WHETSELL, J. TAYLOR CRANDALL AND STEVEN D. JORNS, EACH A DIRECTOR AND/OR EXECUTIVE OFFICER OF MERISTAR, OR BENEFICIALLY OWNED IN EXCESS OF 1% OF INTERSTATE COMMON STOCK, EXCEPT THOMAS F. HEWITT AND J. WILLIAM RICHARDSON, KARIM ALIBHAI AND SHERWOOD WEISER, EACH A DIRECTOR AND/OR EXECUTIVE OFFICER OF INTERSTATE.